ORBITAL CORPORATION LIMITED ABN 32 009 344 0584 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 3 MARCH 2014	ASX Code: OEC

Resignation of Director

Mr W. Peter Day has advised Orbital Corporation Limited of his resignation as a director, effective 28 February 2014.  Mr Day stated that his decision will allow him to focus on his other interests and changed personal circumstances.

“Orbital has benefited greatly from the leadership and guidance provided by Peter during his six and half years on the Board, the majority of which were spent as Chairman.  When Peter joined Orbital, the company was primarily a consulting engineering company with revenue streams from technology licensing and the Synerject joint venture with Continental AG.  Those revenue streams still exist to various degrees, but the addition of a range of systems sales (LPG systems and more recently engines for small unmanned aircraft systems) has diversified the revenue mix and in turn strengthened the company’s balance sheet and its prospects for the future.  On behalf of the Board and employees, I wish Peter well in his new endeavours”, commented current Chairman, Dr Merv Jones.

The search for a replacement for Mr Day has commenced with a focus on a strong accounting/finance professional based in Western Australia.

-ENDS-

CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au CEO & Managing Director  Website: www.orbitalcorp.com.au Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).